Exhibit 99.3
Sify Technologies Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai,
Taramani, Chennai 600 113, India.

To the holders of our American Depositary Shares	August 31, 2009
On behalf of your Board of Directors and your management, I cordially invite you to attend our Thirteenth Annual General meeting of the stockholders. It will be held on Wednesday, September 30, 2009 beginning at 11.00 A.M. at our Registered Office located at Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
At the Annual General Meeting, you will be requested to consider and approve Ordinary Business matters, including the adoption of the Company’s audited Balance Sheet, Profit and Loss Account, Auditors’ Report and Directors’ Report for the year ended March 31, 2009, as well as appointment of Directors and reappointment of Accountants.
In addition to Ordinary Business matters, you will be requested to consider and approve one Special Business matter. We are seeking your approval:
•	To transfer the “eLearning Business” and “Software Development Business” to a wholly owned subsidiary Company.
The Ordinary and Special business matters are Ordinary Resolutions requiring the approval of a majority of the shareholders present in person or by proxy at the Annual General Meeting. As per the AGM Notice, the matters set forth in items 1 to 5, require an Ordinary Resolution.
You are requested to read carefully the accompanying Notice of the Annual General Meeting and the Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, for additional information regarding the Annual General Meeting and the resolutions proposed.
The Board of Directors recommends that you approve each of these resolutions.
The Board of Directors has fixed the close of business on September 1, 2009 as the Record Date for the determination of stockholders entitled to Notice of and to vote at the Annual General Meeting. All stockholders are cordially invited to attend the Annual General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the Depositary regarding the voting of the equity shares underlying your ADRs.
Yours very truly
Raju Vegesna
Chairman, Managing Director & CEO